January 9, 2008

Mail Stop 4561

By U.S. Mail and facsimile to (866) 467-7940

Mr. Bob Bates, Chief Financial Officer
Inova Technology, Inc. (formerly Edgetech Services Inc.)
233 Wilshire Boulevard, Suite 400
Santa Monica, CA   90401

RE: Inova Technology, Inc. (formerly Edgetech Services Inc.)
File No. 0-27397
Form 10-KSB for the year ended April 30, 2006
Forms 10-QSB for the quarters ended July 31, 2006, October 31, 2006 and
January 31, 2007
Form 8-K filed February 16, 2007

Dear Mr. Bates:

We have reviewed your response letter dated December 7, 2007 and have the following comments.

Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with additional information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. As previously requested, please submit your response letters dated February 26, 2007 and December 7, 2007 on EDGAR.

Form 10-KSB

Financial Statements

2. We have read and considered your response to comment two. In view of the
materiality of the uncompensated services in relation to net income, please revise
your financial statements for the year ended April 30, 2006 and subsequent
periods to reflect the value of those services in expenses with an offsetting credit
to additional paid-in capital. See SAB Topic 1:B. and 5:T.

Auditor's Report

3. We have read and considered your response to comment three. Please note that
SEC Release 33-8587 referenced in your response applies only to shell companies
and Forms S-8, 8-K and 20-F. In this regard, it appears that Inova Technology,
Inc. (formerly Edgetech Services Inc.) was not a shell company at the date of the
reverse merger with Web's Biggest. The issue is that the audit report of David B.
Lantern on the 2005 financial statements was issued, and included in a Form 10-
KSB filed, after the reverse merger took place. As previously requested, please
tell us how you intend to bring your filings into compliance with the requirements
Section 102 of the Sarbanes-Oxley Act of 2002 and PCAOB AS 1.

4. We have read and considered your response to comment four. We will monitor
your next amendment to the 2006 Form 10-KSB for full compliance with the
disclosures required by of Rule 304 of Regulation S-B.

Note 1 - History and Organization of the Company

5. We have read and considered your response to comments five and six regarding
the reverse merger between Edgetech and Web's Biggest. In light of the low
trading volume of Edgetech's common stock, clarify why you determined that the
fair value of the shares was a better indicator of the fair value of the transaction
than the value of Edgetech (the accounting target) based on a valuation of
Edgetech. Refer to paragraphs 20 to 23 of SFAS 141. Further, clarify whether or
not a valuation of Edgetech was performed contemporaneous with the merger.

6. It appears that you have not identified any intangible assets apart from goodwill.
Considering that Edgetech's business is primarily customer-based, it would
appear that you might have intangible assets that would require separation, for
example customer lists or contracts. Please explain to us how you considered
paragraph A14 of SFAS 141 and EITF 02-17 in your accounting for this merger.

7. Please revise your financial statements for the year ended April 30, 2006 and
subsequent periods to make the corrections to the accounting and disclosures
related to the merger as indicated in your response.

Note 2 – Summary of Significant Accounting Policies

Income Taxes

8. We have read and considered your response to comment eight. We will monitor your next amendment to the 2006 Form 10-KSB for compliance with the disclosures required by SFAS 109.

Form 10-QSB for the quarterly period ended January 31, 2007

Note 2 - History and Organization of the Company

9. We have read and considered your response to comment 10 relating to what you are now representing in response to comment 11 to be an asset purchase by Edgetech from Data Management. We note that the assets of Data Management were recorded by Edgetech at their historical cost basis rather than at fair value. Please explain to us the basis for this accounting treatment. If your basis is that the transaction represented a transfer among entities under common control as discussed in paragraph D11 of SFAS 141, support that determination by addressing the following:
   - Tell us what percentage of ownership in Data Management was held individually by Paul Aunger and Adam Radly before the transfer;
   - If Paul Aunger controlled both the registrant, as you have indicated, and also controlled Data Management before the transaction, it appears the transfer was between entities under common control. However, if Paul Aunger and Adam Radly each owned 50 percent of Data Management before the transaction, unless they are a control group as defined in EITF 02-5, it does not appear to be a transfer among entities under common control.
   - If you recorded the transaction at historical cost based on reliance on other literature, please tell us the basis for that treatment. For example, clarify if the historical cost is equal to fair value of the assets purchased.

10. We have read and considered your response to comment 11. We note that the previous owners of Data Management gave the 25 million shares they received in the merger back to Edgetech in exchange for Edgetech selling them Web's Biggest. Please reconcile this information with your response to comment 10 where you indicate that Radly controls the registrant after the merger.

11. We have read and considered your response to comment 12. Please revise your description of the transaction in your public filings to be consistent with your representations to the staff that the acquisition of Data Management represented an asset purchase based on the criteria of Article 11-02(d) of Regulation S-X.

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please submit your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Jorge L. Bonilla at (202) 551-3414 or me at (202) 551-3498 if you have any questions,
.

Sincerely,

Linda van Doorn
Senior Assistant Chief Accountant